Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated May 11, 2015

Relating to Preliminary Prospectus dated May 6, 2015

Registration No. 333-203435

Galapagos NV

This free writing prospectus relates to a global offering of ordinary shares of Galapagos NV and should be read together with the preliminary prospectus dated May 6, 2015 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form F-1 relating to this global offering of ordinary shares. On May 11, 2015, Galapagos filed Amendment No. 4 to the Registration Statement on Form F-1 relating to this global offering of ordinary shares (“Amendment No. 4”), which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1421876/000119312515182283/d922296df1a.htm

All references in this prospectus to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted. Solely for the convenience of the reader, unless otherwise noted, certain euro amounts have been translated into U.S. dollars at the rate at May 8, 2015 of €1.00 to $1.1221, as published by the European Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

The following information is set forth in Amendment No. 4 and supplements and updates the information contained in the Preliminary Prospectus.

Increase to Global Offering Amount

The number of ordinary shares offered in the global offering has been increased from 4,720,000 to 6,025,000.

We are offering 3,995,224 ordinary shares in the form of American Depositary Shares, or ADSs, through the underwriters named in Amendment No. 4. The ADSs will be evidenced by American Depositary Receipts, or ADRs, and each ADS represents the right to receive one ordinary share. We have granted the underwriters an option to purchase up to an additional 599,283 ordinary shares in the form of ADSs in the U.S. offering.

We are offering 2,029,776 ordinary shares in Europe and countries outside of the United States and Canada in a concurrent private placement through the underwriters named in Amendment No. 4. We have granted the underwriters an option to purchase up to an additional 304,466 ordinary shares in the European private placement.

The closings of the U.S. offering and the European private placement will be conditioned on each other. The total number of ordinary shares in the U.S. offering and the European private placement is subject to reallocation between them.

Increase in Estimated Net Proceeds

In light of the increase to global offering amount, we estimate that we will receive net proceeds from the global offering of approximately $229.5 (€204.5) million, assuming a public offering price of $41.52 per ADS in the U.S. offering and €37.00 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 8, 2015, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ options to purchase additional ordinary shares and ADSs. We intend to use the net proceeds we receive from the global offering to advance our cystic fibrosis program, inflammatory bowel disease program, discovery and development of our earlier stage programs, and for working capital and other general corporate purposes.

Indications of Interest

One of our strategic partners, AbbVie, has indicated an interest in purchasing $30.0 million (or the Euro equivalent) of the ordinary shares offered in this global offering. Johnson & Johnson Innovation – JJDC, Inc., an affiliate of our stockholder Johnson & Johnson, has indicated an interest in purchasing $25.0 million (or the Euro equivalent) of the ordinary shares offered in this global offering. However, because indications of interest are not binding agreements or commitments to purchase, these entities may determine to purchase fewer securities than they have indicated or not to purchase any securities in this offering.

Update to “Prospectus Summary—Summary Consolidated Historical Financial and Other Data”

The tabular disclosure set forth in the section of the Preliminary Prospectus captioned “Prospectus Summary—Summary Consolidated Historical Financial and Other Data—Consolidated Statement of Financial Position Data” has been revised as follows:

	December 31, 2014
	Actual	As adjusted(1)
	(Euro, in thousands)
Cash and cash equivalents	€187,712	€392,197
Total assets	270,467	474,951
Total liabilities	64,332	64,332
Total equity	€206,135	€410,620

(1)	Each $1.00 (€0.89) increase or decrease in the assumed public offering price of $41.52 per ADS in the U.S. offering and €37.00 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 8, 2015, would increase or decrease each of as adjusted cash and cash equivalents, total assets and total shareholders’ equity by approximately $5.6 (€5.0) million, assuming that the number of shares and ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares and ADSs we are offering. Each increase or decrease of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us would increase or decrease each of as adjusted cash and cash equivalents, total assets and total shareholders’ equity by approximately $38.6 (€34.4) million, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions. Each increase of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.89) increase in the assumed public offering price of $41.52 per ADS in the U.S. offering and €37.00 per ordinary share in the European private placement, the closing price of our ordinary shares on Euro next Amsterdam on May 8, 2015, would increase each of as adjusted cash and cash equivalents, total assets and total shareholders’ equity by approximately $45.1 (€40.2) million, after deducting underwriting discounts and commissions. Each decrease of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.89) decrease in the assumed public offering price of $41.52 per ADS in the U.S. offering and €37.00 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 8, 2015, would decrease each of as adjusted cash and cash equivalents, total assets and total shareholders’ equity by approximately $43.3 (€38.6) million, after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of ordinary shares and ADSs offered by us, and other terms of the global offering determined at pricing.

Update to “Capitalization”

The tabular disclosure set forth in the section of the Preliminary Prospectus captioned “Capitalization” has been revised as follows

	December 31, 2014
	Actual	As adjusted(1)
	(Euro, in thousands)
Cash and cash equivalents	€187,712	€392,197

Financial lease liability	167	167
Oseo financing	1,029	1,029
Equity:
Share capital	157,274	171,429
Share premiums	114,182	304,512
Other reserves	(220)	(220)
Translation differences	(1,157)	(1,157)
Accumulated losses	(63,944)	(63,944)

Total equity	206,135	410,620

Total capitalization	€207,331	€411,816

(1)	Each $1.00 (€0.89) increase or decrease in the assumed public offering price of $41.52 per ADS in the U.S. offering and €37.00 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 8, 2015, would increase or decrease each of as adjusted cash and cash equivalents, total equity attributable to our shareholders and total capitalization by approximately $5.6 (€5.0) million, assuming that the number of shares and ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. We may also increase or decrease the number of shares and ADSs we are offering. Each increase or decrease of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us would increase or decrease each of as adjusted cash and cash equivalents, total equity attributable to our shareholders and total capitalization by approximately $38.6 (€34.4) million, assuming that the assumed public offering price remains the same, and after deducting underwriting discounts and commissions. Each increase of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.89) increase in the assumed public offering price of $41.52 per ADS in the U.S. offering and €37.00 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 8, 2015, would increase each of as adjusted cash and cash equivalents, total equity attributable to our shareholders and total capitalization by approximately $45.1 (€40.2) million, after deducting underwriting discounts and commissions. Each decrease of 1,000,000 shares and ADSs in the aggregate number of shares and ADSs offered by us together with a concomitant $1.00 (€0.89) decrease in the assumed public offering price of $41.52 per ADS in the U.S. offering and €37.00 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 8, 2015, would decrease each of as adjusted cash and cash equivalents, total equity attributable to our shareholders and total capitalization by approximately $43.3 (€38.6) million, after deducting underwriting discounts and commissions. The as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price, the actual number of shares and ADSs offered by us, and other terms of the global offering determined at pricing.

Update to “Dilution”

The disclosure set forth in the second paragraph and accompanying table section of the Preliminary Prospectus captioned “Dilution” has been updated in its entirety to read as follows:

After giving effect to our sale of 6,025,000 ordinary shares in the global offering (including 3,995,224 ordinary shares represented by ADSs) at an assumed public offering price of $41.52 per ADS in the U.S. offering and €37.00 per ordinary share in the European private placement, the closing price of our ordinary shares on Euronext Amsterdam on May 8, 2015, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2014 would have been €408.6 ($458.5) million, or €11.25 ($12.62) per share/ADS. This amount represents an immediate increase in net tangible book value of €4.51 ($5.06) per share/ADS, to our existing shareholders and an immediate dilution in net tangible book value of €25.75 ($28.90) per share/ADS to new investors.

The following table illustrates this dilution on a per share/ADS basis:

Assumed initial public offering price per share/ADS		€37.00
Historical net tangible book value per share/ADS as of December 31, 2014	€6.74
Increase in net tangible book value per share/ADS attributable to new investors participating in this offering	€4.51

As adjusted net tangible book value per share/ADS after the global offering		€11.25

Dilution per share/ADS to new investors participating in the global offering		€25.75

Galapagos has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Galapagos has filed with the SEC for more complete information about Galapagos and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, United States, Attention: Prospectus Department; Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY, 10010, United States, Attention: Prospectus Department, or by telephone at +1 (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com; or Cowen and Company, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY, 11717, United States, Attn.: Prospectus Department or by calling +1 (631) 274 2806.